UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2004

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: October 21, 2004

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

October 21, 2004

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Kenny Green, Ehud Helft
Tel: +972-4-604-8308	Noam Yellin	Gelbart-Kahana International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 646 201 9246
Mobile: +972-54-469-4902	Fax: +972 544 246720	Freephone: (US) 1 866 704 6710
mosheamit@camtek.co.il		kenny@gk-biz.com
ehud@gk-biz.com

CAMTEK TO REPORT THIRD QUARTER 2004 RESULTS ON NOVEMBER 15TH, 2004

MIGDAL Ha’Emek – October 21, 2004 – Camtek Ltd. (NASDAQ: CAMT) announced today that it will report its operating results for the third quarter of 2004 on Monday, November 15th 2004, before the market opens.

The company will also hold a conference call on the same day to discuss the results. Moshe Amit, Chief Financial Officer, and Yuval Attias, Controller, will host the call and be available to answer questions. Dial-in details will be published about one week before that day.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.